Exhibit 21

Name of Wholly-Owned Subsidiary	Jurisdiction of Organization	Name under which the subsidiary conducts business

China Golden Holdings, Ltd.	British Virgin Islands	China Golden Holdings, Ltd.

Qiqihar Deli Enterprise Management Consultancy Co., Ltd.	People’s Republic of China	Qiqihar Deli Enterprise Management Consultancy Co., Ltd.

Qiqihar Fuer Agronomy Inc.	People’s Republic of China	Qiqihar Fuer Agronomy Inc.